

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2012

Via E-Mail
Gregory H. Boyce
Chief Executive Officer
Peabody Energy Corporation
701 Market Street
St. Louis, Missouri 63101

> **Re: Peabody Energy Corporation**
> **Form 8-K**
> **Filed January 24, 2012**
> **File No. 001-16463**

Dear Mr. Boyce:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K Filed January 24, 2012

Exhibit 99.1, page 7

1. We note your definition of EBITDA is not consistent with that included in Item 10(e) of Regulation S-K, as it excludes items such as asset retirement obligation expenses. In future filings, please clearly indicate that the measure presented is not "EBITDA," but a different non-GAAP measure (e.g. Adjusted EBITDA) and clearly disclose how management uses this as a measure of performance. Also refer to Question 103.01 of the Division's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at 202-551-3727 or Angela Halac at 202-551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining